

Mail Stop 3561

October 13, 2016

Via E-mail
Tracy G. Schmidt
Chief Executive Officer and President
CNL Strategic Capital, LLC
450 South Orange Avenue
Orlando, Florida 32801

> **Re:** **CNL Strategic Capital, LLC**
> **Draft Registration Statement on Form S-1**
> **Submitted October 3, 2016**
> **CIK No. 0001684682**

Dear Mr. Schmidt:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company and the registration statement fails to comply with Rule 419 of Regulation C under the Securities Act of 1933. Accordingly, please revise the registration statement to comply with Rule 419 or supplementally provide us with a detailed legal analysis which explains why Rule 419 does not apply to this offering. Also, please include financial statements, required by Regulation S-X, or advise us how you determined such financial statements are not required. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

Please contact Ruairi Regan at (202) 551-3269 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Jay L. Bernstein, Esq.
        Clifford Chance US LLP